KAYE SCHOLER LLP

Garth B. Thomas
212 836-7812
Fax 212 836-6627
gthomas@kayescholer.com

425 Park Avenue
New York, New York 10022-3598
212 836-8000
Fax 212 836-8689
www.kayescholer.com



December 16, 2004

SUPPL

BY HAND

U.S. Securities & Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: *Lagardère Groupe S.C.A.*
12g3-2(b) Submission
File No.: 82-3916

Ladies & Gentlemen:

We are submitting the enclosed documentation on behalf of Lagardère Groupe S.C.A. (the "Company") in order for it to continue to maintain current information for its qualification to claim an exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

Specifically, the following is enclosed: the Company's December 8, 2004 press release regarding the disposal of Arjil & Associés Banque to Atrium Capital France.

We respectfully request that this submission be duly recorded. If you have any questions regarding this submission, or require additional information, please contact me at the above telephone number.

Please acknowledge receipt of this submission by stamping the enclosed copy of this letter and returning such copy to our waiting messenger.

Sincerely,

Garth B. Thomas

cc: Mr. Laurent Carozzi
Ms. Hélène Martin
Fred Marcusa, Esq.
Ken Mason, Esq.


ALTIUM
CAPITAL

LAGARDERE

Paris, December 8th, 2004

Altium Capital France aquires Arjil & Associés Banque from Group Lagardère

Altium Capital France, a member of the Altium Capital Group, an independant investment bank including 15 offices and 150 Corporate Finance specialists in Europe and in the US, announces the acquisition of Arjil & Associés Banque from the Lagardère Group, subject to the lifting of some conditions.

This acquisition, which concerns the mergers and acquisitions and the structured financing activities of groupe Arjil & Associés Banque, involving Arjil & Associés Banque France and Arjil & Cie Espana, will help Altium expand its market position in these areas.

The new structure will be a Société Anonyme Simplifiée (s.a.s.); it will apply for the status of an investment company and will eventually merge with Altium Capital s.a.s. The Chairman will be Wladimir Mollof, current Chairman of Altium Capital in France. Bernard Esambert, current Chairman of the Supervisory Board of Arjil & Associés Banque, will become Chairman of the new Advisory Board to be formed. Henry Bouvatier, Jean-François Court and Christian Formagne, current Partners of Arjil & Associés Banque, will become Partners in the new structure.

Wladimir Mollof, Chairman of Altium Capital France, stated : «I am very glad to welcome this team of recognized professionals, especially on the French market. Our working methods and capabilities are complementary. The Arjil team benefits from a significant experience in aerospace, defence, energy media and communication. Altium's experience lies in media, communication as well as in retail, information technologies, telecom, healthcare and LBOs. »

The management of Lagardère SCA declared: « We are satisfied to sell Arjil & Associés Banque, since it is not any more part of our core business, to skilled professionals such as Altium Capital. The future and the development of Arjil will thus be ensured.»

Altium Capital, formerly Apax Partners Finance, is an independent investment bank. Present in 15 countries, it offers to customers the whole range of financial advisory and investment banking services: Mergers & Acquisitions, IPOs, Fund raising, Securities, Trading & Research, Asset Management, LBOs. Altium Capital is a Sponsor, Advisor and Broker registered on the London Stock-Exchange, the AIM, the Nasdaq Europe and the Frankfurt.Stock-Exchange. Moreover, Altium Capital France's subsidiary, Altium Capital Gestion, an independent management company, registered by the AMF as a fund manager of Private Equity, manages a Private Equity fund of funds of 100M€ for a major European institutional investor. The subsidiary is currently launching several funds of funds of the same kind.

Lagardère is a leader in the media sector (books, press, audiovisual and cultural product distribution). The Lagardère group is also present in high technologies through its 15.04% stake in EADS. In 2003 the group's sales amounted to 12 454 M€ and it employs 43 000 people in more than 40 countries. The Lagardère group is listed on the Paris Stock Exchange (Premier Marché). Lagardère SCA' advisors for this deal were Messier Partners.

Press contact :
Altium Capital / Euro RSCG C&O
Marie-Carole de Groc 33.1.58.47.95.07

Lagardère :ThierryFunck-Brentano 33.1.40.69.16.34

KAYE SCHOLER LLP

Garth B. Thomas
212 836-7812
Fax 212 836-6627
gthomas@kayescholer.com

425 Park Avenue
New York, New York 10022-3598
212 836-8000
Fax 212 836-8689
www.kayescholer.com

December 16, 2004

BY HAND

U.S. Securities & Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: *Lagardère Groupe S.C.A.*
12g3-2(b) Submission
File No.: 82-3916

Ladies & Gentlemen:

We are submitting the enclosed documentation on behalf of Lagardère Groupe S.C.A. (the "Company") in order for it to continue to maintain current information for its qualification to claim an exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

Specifically, the following is enclosed: the Company's Letter to Shareholders (October 2004).

We respectfully request that this submission be duly recorded. If you have any questions regarding this submission, or require additional information, please contact me at the above telephone number.

Please acknowledge receipt of this submission by stamping the enclosed copy of this letter and returning such copy to our waiting messenger.

Sincerely,

Garth B. Thomas

cc: Mr. Laurent Carozzi
Ms. Hélène Martin
Fred Marcusa, Esq.
Ken Mason, Esq.



LAGARDERE

"Where there's a will, we pave the way"

LETTER

TO OUR SHAREHOLDERS

[illegible] OCTOBER 2004

EDITORIAL

Sustained growth for Hachette Livre and a brighter outlook for 2004

For the Lagardère Group, the first half of 2004 was marked by steady growth in operating income and promising changes in the business scope of Hachette Livre:

- Publishing firms acquired from Editis were consolidated into the Group as of January 1, 2004. These included *Larousse, Dalloz, Dunod* and *Armand Colin* in France, *Chambers* and *Harraps* in Great Britain, and *Anaya* in Spain. Their integration into Hachette Livre is continuing in line with forecasts.
- Negotiations for the acquisition of British publisher Hodder Headline were finalised at the end of September. This makes Hachette Livre the second largest British publisher and provides it with a size that will significantly boost the growth and profitability of British operations in the medium term.
- The process of disposing of the remaining assets of Editis came to a very satisfactory conclusion: in the second half of the year, the Group's cash flow will be increased by the price paid by the buyer, the Wendel Group. The transaction took place on the basis of an enterprise value of €660 million.
- The contributions to operating income from the "Book" division (+26.6% excluding the impact of Editis), Lagardere Active (+130.5%), and the "Distribution" division (+14.7%) continued to rise steadily. These excellent results can be accounted for by the success of part works published abroad, by the buoyancy of book publishing in France, and by the continued recovery of Radio advertising. HDS also achieved good performances in Spain and North America.
- A dynamic policy of new magazine launches was implemented in the first half of the year, combined with major promotional campaigns in France and Great Britain. These took their toll on the operating results of the "Press" division (-9.5%). However, the initial results obtained from new launches (*Public, Choc*) are particularly encouraging.
- Sales for EADS increased by +12%, thanks to the fine performance of the *Airbus* (increase in aircraft deliveries and favourable change in product mix) and *Space* divisions.

The growth in business activities over the first half of the year (EUR6,250million) therefore amounted to +3.3% on a like-for-like basis as far as Media sales were concerned. Media operating income (+ EUR196.8 million) increased by +14.2%. EADS' EBIT rose considerably, from + EUR66 million in 2003 to + EUR144 million. Consolidated net income for Lagardère Média and Other Activities increased from + EUR70 million in 2003 to + EUR95 million in 2004. Consolidated net income, including EADS, amounted to + EUR140 million, compared to + EUR74 million in 2003.
Following the excellent performance recorded for the first half of 2004, the growth target for the Media segment's consolidated operating income for the full year has been raised to between "+7% and +10%".

Over the second half of the year, growth in Book business activities will continue. In the absence of changes in curricula, Education is not expected to experience notable growth. Other business activities, particularly part works, Literature and Hachette Illustrated, are expanding at a highly satisfactory rate.

The recovery in Magazine advertising remains gradual, but investment efforts in the "Press" division will continue, albeit at a more moderate rate than in the first half of the year, allowing an increase in operating income to be expected for the second half of the year. ■

2004 FIRST HALF RESULTS

We remind you that the documents put at the disposal of the market on the occasion of the publication of the 2004 First Half Results can be consulted on the Lagardère website at the following address: http://www.lagardere.com/us/sem2004/

LAGARDERE MEDIA OPERATING INCOME UP + 14.2%
FORECAST FULL YEAR GROWTH IN OPERATING INCOME RAISED TO « + 7% - + 10% »


€ 5,802 M
1,941
3,861
€ 6,250 M
2,190
4,060
€ 12,454 M
4,510
7,944
1st half 2003
1st half 2004
2003
Lagardère Media
EADS
Others
€ 229 M
66
172
(9)
€ 337 M
147
197
(7)
€ 671 M
12
232
427
Sales by business segment

Operating income by business segment

CONSOLIDATED REVENUES

The 2004 first half group consolidated revenues amounted to € 6,250 M (compared with € 5,802 M in the first half of 2003).

▪ **Lagardère Media revenues up + 3.3% on a like-for-like basis. Lagardère Media** posted revenues of € 4,060 M, up + 3.3% on a like-for-like basis. All the divisions made a positive contribution to growth.

▪ **Sharp increase in EADS revenues. EADS** revenues surged over + 12% despite the weak dollar. The *Airbus* division delivered more aircrafts and with a more favorable product mix (higher proportion of aircraft in the A330/340 family). The *Space* division benefited from the growth enjoyed by *Paradigm* - a subsidiary offering satellite military communications services.

CONSOLIDATED OPERATING INCOME

▪ Strong growth in Lagardère Media's operating income

The **Lagardère Media** division posted an operating income of € + 196.8 M, up + 14.2% over the first half of 2003. « Lagardere Active » turned in an excellent performance with operating income soaring + 130.5%, or € + 20 M, to € + 35.7 M. The radio business (up + 74.7% to € + 33.9 M) was boosted by a recovery in advertising. All the television activities (a loss of € - 8 M at year-end 2003) showed improvement with the division as a whole returning to breakeven during the first half.

The « Book » division once again turned in an excellent performance, largely driven by income from France and the success of partworks sales abroad. First half operating income surged + 26.6% (or € + 7.9 M) to € + 37.6 M.

« Hachette Distribution Services » grew its operating income by + 14.7% (to € + 40.1 M) bolstered by a strong performance in Spain and North America and an improvement at *Virgin*.

The « Press » division's operating income, which was dampened by a particularly high number of product launches combined with major promotional campaigns in France and UK, came in at € + 83.4 M, down - 9.5%. In the second half, operating income is expected to return to growth. It will be helped in particular by the success, confirmed over the summer, of the French new launches.

▪ EADS operating income soared

EADS posted a sharp increase in EBIT (Earnings Before Interest and Taxes, pre-goodwill amortization and exceptionals) which rose from € + 66 M in 2003 to € + 147 M in the first half of 2004. This improvement is due mainly to *Airbus* and to the *Space* division.

▪ Overall, the Group operating income amounted to € + 337 M (up from € + 229 M in the first half 2003), a +47.2% increase.

In view of the above, Group share of Consolidated Net Income came in at € + 140 M up from € + 74 M in 2003. The consolidated net income of Lagardère Media and Others rose from € + 70 M in 2003 to € + 95 M in 2004.

DEBT

At June 30, 2004, net bank debt totaled € - 1,265 M, a gearing of + 30.2%, compared with + 21.3% at year-end 2003. The proceeds from the sale of the *Editis* assets should be received in the second half of the year.

OUTLOOK FOR THE FUTURE

The few signs of economic improvement in most Western countries and Japan and the currency stability of the euro represent encouraging factors for the year end.

Lastly, in the second half, which generally contributes to 60% of the annual operating income, **Lagardère Media** is faced firstly with a very tough comparison for the corresponding period in 2003 in respect of its « Radio » business. Secondly, since its « Book » division largely depends on its Education segment, which, as in previous years, will not post growth due to the demographic situation, the Group cannot expect growth in the second half at the same rate as for the first half.

All told Lagardère Media forecasts growth in operating income (prior to the impact of Editis and Hodder Headline) of between + 7% and + 10% for the full year 2004.



EYE SHOCKER

HFM's first biweekly *Choc* is a huge success

The slogan of the picture magazine published every other Thursday since 17 June is "Shock yourself". No misleading advertising, its catch phrase sums up perfectly the content of the magazine's more than 110 pages of photos classified under various topics, including people, society, sports, out of the ordinary, etc. Each section features one or more two-page spreads, and the atmosphere is created by photos of women disfigured by acid in Bangladesh, the collapse of a building in Manila, satellite shots of the Palm Island complex in Dubai, Nicole Kidman at the Deauville American Film Festival, David Beckham on holiday, the wreckage left behind by cyclones in the US, motorcycle accidents and more. The only magazine of its kind in France and even Europe, *Choc* is a smash hit: its first five issues posted an average paid circulation of 450,000 copies. This year the average is expected to top 400,000 copies, surpassing a target of 250,000! A fairly high newsstand price (€2.50) combined with a rather low percentage of remains (between 20 and 25%) means that *Choc* will turn a profit in 2004, a rare feat in the press world in general and the magazine business in particular. The experiment has been a success. As the title's director, Gérard Ponson, points out, "*Choc* is a reflection of the world we live in. Right now the world is a fairly aggressive and not very pretty place... Obviously, *Choc* is not a magazine solely based on happy news, but we try to stick to current events and strike the right balance between 'voyeurism' and 'news', without becoming superficial or cynical. We therefore select our pictures very care-fully". *Choc* targets 15 to 25 year-olds and has already met its challenge of creating a magazine for the "Internet generation" (80% pictures, 20% copy). Gérard Ponson is already thinking about spinning off his original, "made in France" concept in several countries before the end of the year... ■


Choc
POUR LES YEUX

HFM in Russia

HFM has acquired 85% of the capital of the Russian publishing group Inter Media Groupe (IMG) through its Russian subsidiary Hachette Filipacchi Shkulev. Among other interests, IMG offers a network of weekly TV magazines, *Antenna* and *Telesem*, published in 43 major cities in Russia, Moldavia and Belarus, and the free magazine *Iz Bank*, published in nine cities in the Russian provinces. As a whole, IMG boasts a readership of 6.3 million for its TV magazines, and 2.5 million for its free publications. This acquisition makes HFM the third-largest magazine publisher in Russia, with sales of approximately 60 million euros.

Launches

Hachette Filipacchi SA, HFM's subsidiary in Spain, debuted two new magazines: *Nova*, a women's weekly, and *Maxim*, a monthly for men. Hachette Filipacchi Spain – which now puts out 26 magazines – round out its offer and shore up its position as Spain's top magazine publisher.

SUMMER SUCCESS

ELLE OHLA! MATCH

Strong performances for HFM magazines this summer

Public sold an average of 355,000 copies for its five August issues. Relaunched in April, *Ohla!* reached a total circulation of almost 170,000. *Elle* weekly shored up its results by posting a total circulation of between 360,000 and 380,000. *Entrevue* continues its impressive string of performances, including July issue sales that topped 700,000 copies. And *Maximal* posted a total circulation of 150,000 copies in the first half of 2004.

Compare these figures to the latest AEPM (vs. January-December 2003), a survey that counts and profiles magazine readers in France. *Maximal* achieved the sharpest percentage increase: +23.8%. Also posting upswings were *Top Famille*: +12.4%, *Elle à Table*: +7%, *L'Echo des Savanes*: +4.4%, *France Dimanche*: +3.2%, *Entrevue*: +8.7% and *Version Femina*: +5%. The last pair even posted the two sharpest increases in absolute terms, adding 461,000 and 312,000 readers, respectively. In the general women's press segment, *Version Femina* shored up its leadership by pulling in 5.9 million readers. Among women's magazines, *Isa* made a splash in its AEPM debut by racking up some 840,000 readers and *Elle* held steady at 2.2 million readers. In the TV magazine niche, *TV Hebdo* gained +2.7% and *Télé 7 Jours* is doing its best to hang in there (-3.1%). On the list of the Top 10 most widely-read weeklies, *Version Femina* ranks second, *Télé 7 Jours* fourth, *TV Hebdo* eighth and *Paris Match* tenth. Overall, more than 30 million French people read at least one title published by Hachette Filipacchi Médias. ■

HODDER HEADLINE

Acquisition of Hodder Headline by Hachette Livre successfully closed


Stephen
KING
THE SHINING
MY LEGENDARY GIRLFRIEND
JAMES PATTERSON
LONDON BRIDGES
Martina Cole
THE GRAFT

© Le Goff et Gabarra

Following approval from British competition authorities and from WH Smith's Shareholders' Meeting, the acquisition of Hodder Headline by Hachette Livre was finalized on September 24, 2004 in London. Led by Arnaud Nourry, Hachette Livre (approximately 1.5 billion euros in sales) is the leading publisher in France and Spain. It will now become the second largest publisher in England. These market rankings meet Arnaud Lagardère's goal to « be one of the top European publishers and to support our strategic growth in the Book sector, which remains the backbone of the Group ». « This illustrates the coherence and consistency of our strategy for balanced and sustainable growth », he said last July. With sales of 229 million euros for the fiscal year ended August 31, 2004, Hodder Headline, the United Kingdom's fourth largest publisher, is an exceptional strategic opportunity for Hachette Livre. The consolidation of its very balanced business portfolio increases Hachette Livre's footprint in publishing segments such as Literature, Youth, and Education where it has already started to invest.

After *Larousse, Dalloz, Dunod* and *Armand Colin* and *Anaya* in Spain, this acquisition marks a decisive step for expansion in the English-language market, a key factor for the group's future growth. ■

LACROIX STYLE FOR THE NEW LAROUSSE

The Petit Larousse celebrates its 100th edition

The first *Petit Larousse* was published on 29 July, 1905. Its cover featured Eugène Grasset's famous sower of seeds and his motto, « Sowing seeds to all corners of the earth. » On



Christian Lacroix pour le Petit Larousse 2005




LE PETIT
LAROUSSE
ILLUSTRÉ
2005

10 July, 2005, a special 100th anniversary edition went on sale sporting a new cover blending mythology with modern style that was created by couturier Christian Lacroix, who worked every Friday for nine months to design it. He also developed a new set of 50 wonderful decorated initial caps for France's top-selling dictionary (found in two out of every three French homes!). The *Petit Larousse* is an international dictionary as well, published in Spanish since 1912, Greek since 2003 and Italian starting this year.

The elegant 2005 edition has, of course, added novel words and meanings, plus the latest French expressions. Its 450 new coinages include « Stockholm syndrome, » « vintage », « kiffer » and « wi-fi ». With more images than ever, the *Petit Larousse* 2005 features 300+ new illustrations (including 14 plates, 200 drawings and 100 photos). The volume is rounded out with two essays, « The *Petit Larousse* of 100 Years Ago » and « Artists Ponder New Words ». ■

Editis

On 30 September, 2004 LAGARDERE and WENDEL Investissement have finalized the divestiture of the Editis assets put up for sale.
The agreement has been submitted to the relevant workers councils as requested. The antitrust authorities have approved the transaction. As previously announced, the block sale is based on a Euro 660 mil enterprise value. LAGARDERE retains control of 40% of the Editis assets ex-VUP (Larousse, Anaya, Dalloz, Dunod, Armand Colin, Chambers & Harraps). These assets have been fully consolidated since the start of 2004.

Pleasures of the palate

Hachette Tourisme has teamed up with the Comité d'Organisation des Expositions du Travail – which organizes the top Skilled Craftspeople of France competition every three years – to publish a gourmet travel guide to « the places that are home to the finest skilled producers of French food specialties ». « Gourmandises & Gastronomie » lists almost 300 « best addresses », region by region and according to area of expertise.

The big book of the summer

Dan Brown's « esoteric mystery » *The Da Vinci Code* is a bona fide international success, with sales in the range of 8 million copies! France is no exception to the craze: published by Lattès, the novel is a bestseller in French, with sales of more than 550,000 copies already. Lattès has announced it would publish an illustrated version of the novel next November and a new title by Dan Brown, *Angels and Demons*, in March 2005.

HDS POLSKA

AT THE HEART OF EUROPE WITH HDS POLSKA

The Polish subsidiary of HDS is continuing to expand and will soon be celebrating its seventh anniversary

in medio

Voyage



Key Figures

Number of employees: 78

The 240 points of sale break down as follows:
Relay Airports: 9
Relay Railways: 72
Relay Bus Stations: 12
Relay Hotel: 1
Total Relay: 94

CTN [illegible] and Streets: 15
CTN Commercial Centres: 119
CTN Office Buildings: 6
Inmedio Cafe: 1
Total CTN: 141
Voyage Cafes: 4
Relay Cafe: 1
Total Cafes: 5

Founded in September 1997, HDS Polska is organized around two main activities: the distribution of press publications and retailing operations. The first activity is located in the region of Lodz, Warsaw and northern Poland, and has expanded with the acquisition of the Inmedio company. Alongside this activity, since late 1998, HDS Polska has developed a large retailing operation throughout the country under two main trade names: Inmedio and Relay. In contrast with Relay, the Inmedio brand originated in Poland and – for the time being – is concentrated in that country.

These two retail brands are differentiated in terms of their offering, however: in fact, they target different clienteles in different locations. Although the Inmedio chain, with its 140 stores, covers the entire country, it is mainly concentrated in the shopping centres of Poland's largest cities. The Relay chain, on the other hand, has been operating in Poland since January 2000, and is more oriented to travellers. These outlets are therefore found in airports, train stations and underground stations. The chain has expanded rapidly throughout Poland, from 8 stores in the year 2000 to nearly 100 today!

In order to keep up with customer expectations, HDS Polska is diversifying, and the stores are now offering products other than press publications. Last February, a new concept was launched consisting of a chain of cafeterias operating under the name « Voyage Café ». The concept took shape in June 2003 in the offices of HDS Polska. The idea involves the creation of a press corner within the cafeterias for customers to enjoy, all tied together by the travel theme.

http://www.hds.pl




in medio

3 photos © HDS Polska

MUSIC « A-LA-CARTE »

A new Virginmega.fr platform


Téléchargez en toute sécurité
300 000 titres
MUSIQUE
MOBILE
BILLETTERIE
VIRGINMEGA.FR
1er Self Service Music

The music download site Virginmega.fr, launched in April 2002, is kicking it up a notch with the introduction of its "Version 2.0." The new platform offers more than 300,000 titles (expected to reach 500,000 by late 2004) from all five major recording companies (BMG, EMI, Sony Music, Universal Music and Warner Music) and a host of independent labels (Naïve, Wagram, Scorpio and more). Designed by Planète Interactive, WOPR and Microsoft, the new version of Virginmega.fr, which is owned by Virgin Megastore France and Lagardere Active's music division, is the first legal, secure site in France to offer "a-la-carte" sales and service. Music lovers can purchase titles – with no commitment, subscription or flat charge – at two price levels: €0.99 or €1.19 for singles and €9.99 or €11.99 for albums. After a 30-second preview, cybernauts can download the titles they want and then burn them a maximum of three times or transfer them the same number of times to their digital Walkman. Two-click express purchases are also possible! The site's options are designed to protect artists while maintaining the principle of private copies at a time of increasing efforts to educate people about piracy and to hold them accountable.

Virginmega.fr also offers on-line purchase recommendations, articles about artists, downloads of mobile phone ring-tones and logos, and a show ticket service.

http://www.virginmega.fr

LAUNCH OF « FILLES TV »

A logo and a symbol for the channel dedicated to teen girls


TV

The new channel launched by Canal J on 1st September aimed at a public for which there has been no specific TV offer until now: teen and pre-teen girls.

The promise of « Filles TV »:

A generation-specific channel of quality, complete and mixed genres focusing on the teen girls' reality; a channel that is like how they are: lively, dynamic, original and surprising, as far as its visual and sound presentation, and its rythm as well are concerned; a channel to enjoy oneself, to be advised, informed; a channel to connect oneself, to participate, to speak.

How to acceed to « Filles TV »:

The channel is part of the basic cable packages of CanalSatellite, Noos, NC Numéricâble, France Telecom Câble and Est Vidéocom (the channel reached therefore over 2.6 million family subscribers as soon as it was launched). ■

75 %	of comedy and drama with new and exclusives programs
10 %	of special events: concerts, star interviews, made-for-TV movies...
10 %	of other broadcasts with a daily show of free conversation
5 %	of animation



© Gérard Bedeau / Filles TV

SURVEY RESULTS


RFM


Europe

Europe 1 wins new audience, RFM achieves faster growth, Europe 2 remains stable

According to the latest results from the 75000 + Médiamétrie radio survey (April-June 2004), Europe 1 has strengthened its position as the number one private radio station for decision-makers (executives and higher social echelons*) and has begun to reach a younger audience, particularly the 35-49 age group.

Europe Sport is once again leader for evening sports programmes (8pm to 10.30pm) and also shows the best increase in audience share**. The new programmes started a year ago by Jérôme Bellay have found their audience and confirm the success of Europe 1's « News & Talk » format. RFM was the adult music radio station with the fastest growing audience (+0.2). Europe 2 remained stable, despite a shrinking morning audience and a programme agreement that prevents it from expanding on a market segment which is otherwise free of rival national music networks. ■

* [illegible]
** [illegible]

HACHETTE MULTIMEDIA ENCYCLOPAEDIA - 2005

50,000 articles, 65,000 definitions, over a million links...



Hachette Multimedia has innovated again with a 2005 edition which looks like an outstanding vintage: the encyclopaedia is designed to be compatible with all operating systems, including Windows, Mac OS X and Linux, a feature that is unique among multimedia encyclopaedias! There is also a new exclusive interface! A new layout « Panorama » offers a new and original access to knowledge by proposing personalized and well-documented overviews as interactive magazines to be leafed through according to your needs or wishes. ■


MEZZO

MEZZO is the best music channel

At the 7th edition of the HOT BIRDtm TV Awards ceremony, organised by Eutelsat, which was held at the Gran Teatro La Fenice in Venice on October 2, 2004, the award for best music channel of the year was bestowed on MEZZO. The channel beat a number of other candidates on the criteria of the creative and dynamic nature of the programmes, the quality of the production and positive public image. Over 100 specialist satellite television channels broadcast throughout Europe and the Mediterranean basin attended this latest edition of the HOT BIRDtm TV Awards. With over 10 million viewers in Europe, MEZZO is proud to have received the award.

STRONG GROWTH FOR EADS

Earnings up sharply in the first half of 2004



* EADS uses EBIT, or Earnings Before Interest and Taxes, as its primary indicator of the financial performance of the group and its divisions. EBIT encompasses exceptional items, i.e. non-recurring income and expenditures. Examples include the asset restatement depreciation charges that were associated with EADS creation by merger and the formation of Airbus SAS and MBDA, as well as non-recurring goodwill depreciations.



EADS presented its first-half earnings for 2004 on 29 July. The overall trend can be summed up in two words: strong growth. Indeed, EADS posted an EBIT* of 985 million euros for the first six months, a 66 % increase over the first half of 2003, which came in at 592 million euros. Its operating margin rose from 4.5% to 6.8%, net earnings more than doubled to 387 million euros, and sales jumped 12% to 14.6 billion euros, against 13.1 billion euros in the first half of 2003. EADS took new orders worth 13.5 billion euros from January to June 2004 and cash flow calculated before customer financing remains solid at



259 million euros.
As Philippe Camus and Rainer Hertrich, EADS' CEOs, point out, « Business activity in our industry is picking up and we are positioned to be the first to benefit from the upswing. Our earnings already reflect the recovery of the commercial aviation market and our competitive advantage there, which we gained by meeting our customers' needs with the best technologies. We expect further earnings improvements in 2005. The continued recovery of the commercial aviation market, the A380's entry into service, productivity gains in the Space sector and strong growth in Defence businesses will boost our medium-term profitability. » Improved market conditions, especially in commercial aviation, are prompting EADS to bump up its 2004 EBIT target from 1.93 billion to about 2.1 billion euros and its 2004 sales target to 31 billion euros (based on an exchange rate of €1 = $1.20). EADS is also sticking with its objective of booking new orders that surpass its sales for the fiscal year as a whole. ■


LAGARDÈRE
Delta
TROPHÉE
Jean-Luc
LAGARDÈRE

FIRST JEAN-LUC LAGARDÈRE TROPHY

Sergi Bruguera, the game master

The first Jean-Luc Lagardère Trophy final at the Jean-Bouin stadium in Paris brought together on 10 October Jim Courier, a former No. 1 world-player and Sergi Bruguera, a two-time Roland-Garros winner. It proved to be a replay of the 1993 Roland-Garros final, with Sergi Bruguera winning once again, 6/2, 6/4. Keep in mind that the match's two opponents have won four Roland-Garros tournaments between them and that the qualifying rounds for the French Open were held at the Jean-Bouin stadium until 1989. The tournament was created on the initiative of Arnaud Lagardère, Régis Brunet, managing director of IMG France, Guy Forget, director of the Jean-Luc Lagardère Trophy, and John McEnroe. It is part of the Delta Tour of Champions, the international senior tennis circuit. ■

PARIS2012 VILLE CANDIDATE CALLING ALL BUSINESSES

The Paris 2012 Club des Entreprises has campaigned at the Medef « summer university »

Flanked by Bertrand Delanoë, mayor of Paris, Jean-François Lamour, sports minister, and Ernest-Antoine Seillière, Medef's chairman, Arnaud Lagardère, the chairman of the Paris 2012 Club des Entreprises, called on small and medium-sized businesses to take an active part in supporting Paris's bid to host the Olympic and Paralympic Games in 2012. The appel was made on 1st September, at the closing lunch for the Medef « summer university». They cited a recent study by the Boston Consul ting Group on the economic impact of the bid to host the Games, which would reportedly generate 6 billion euros in economic investment between 2005 and 2012, produce a ripple effect of 5 billion euros beginning in 2012, and create a total of 42,000 jobs. Furthermore, Suez and Vedior Bis joined the Club des Entreprises Paris 2012 each brought 1.5 million euros to the association. ■

LAGARDERE SHARE



LAGARDERE
relative to the CAC 40 and DJ STOXX MEDIA
(from 1st January, 1999 to 22nd October, 2004):


LAGARDERE
DJ STOXX MEDIA
CAC 40
(*) 100
1999
2000
2001
2002
2003
2004

(*) 100 Base at 1st January, 1999
Source: DATASTREAM

Stock Market	Bourse de Paris / Premier Marché - SRD
ISIN Code	FR0000130213
High (*)	€ 53.20
Low (*)	€ 45.55
Number of shares at 1st January, 2004	139,617,199
Market Capitalisation (€ billion)	7.06
Average daily trading volume (**)	736,218
Dividend for 2003 (***) (paid on May 19, 2004)	Net: € 0.90 / Tax credit: € 0.45 / Gross: € 1.35

(*) since 1st January, 2004 - (**) Average from January to September, 2004 - (***) voted by General Shareholders Meeting of 11th May, 2004

UPCOMING EVENTS

- **Meeting with individual shareholders:** Tuesday 14 December, 2004 in Nancy

SHAREHOLDERS CONSULTATIVE COMMITTEE

- **The last meeting of the Committee was held on 17 September, 2004. The next meeting will be held in March, 2005.**

- Invitation to Applicants:

The mandates of 3 of the 12 members of the Shareholders' Consultative Committee will be expiring at the end of this year. Their replacements will be appointed in January, 2005 at the latest. You may send your application to (with letter in support):
LAGARDERE SCA, attn: Laurent Carozzi, 4 rue de Presbourg, 75116 PARIS, France

N.B.: A topic on the Shareholders' Consultative Committee can be consulted on the Lagardère Group's website: http://www.lagardere.com/us/info_financieres/actionnaires_comite.shtml
A copy of the rules can also be sent to you upon request (phone: 33.1.40.69.19.22)

PRIZES

- **Lagardère won Le Revenu magazine's 2004 bronze trophy for shareholders' meetings held by CAC 40 companies.**

- **Lagardère's website won Best Site for Shareholders and third prize for Best Site Content during the fourth annual Grands Prix Boursoscan (Boursorama - TLB). The latter is a national survey of the websites created by companies listed on the stock exchange.**

Contacts: Centre d'information des actionnaires de Lagardère SCA - 121 avenue de Malakoff - 75216 Paris Cedex 16 - France
Telephone: 33.1.40.69.20.73. **Internet:** www.lagardere.com/us **Financial Information:** www.lagardere.com/us/finance **E.mail:** lalettre@lagardere.fr

LAGARDERE

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